[Letterhead of Morrison & Foerster LLP]

December 23, 2020

Mr. Thomas Kluck

Special Counsel

Office of International Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Japan Bank for International Cooperation
Registration Statement under Schedule B
Filed November 16, 2020
File No. 333-250107

Form 18-K for Fiscal Year Ended March 31, 2020
Filed September 8, 2020, as amended September 11, 2020
File No. 333-182490

Dear Mr. Kluck:

On behalf of Japan Bank for International Cooperation (“JBIC”) and the Government of Japan (“Japan”), we are responding to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission dated December 11, 2020, relating to the Registration Statement under Schedule B (File No. 333-250107) (the “Registration Statement”) filed with the Securities and Exchange Commission on November 16, 2020.

In response to the Staff’s comments, JBIC and Japan (the “Issuers”) intend to amend the Registration Statement as described below. The Issuers have responded to all of the Staff’s comments. For your convenience, we have included the text of the Staff’s comments below and have keyed the Issuers’ responses accordingly. The Issuers hope to file with the Commission a pre-effective amendment to the Registration Statement (the “Pre-Effective Amendment) after all comments have been resolved.

The Issuers’ responses to the Staff’s comments are as follows:

Form 18-K—Exhibit 99.1

Recent Developments

Response to COVID-19 and Establishment of Growth Investment Facility, page 4

1.

We note your disclosure in regards to the spread of COVID-19 in the fourth quarter of the fiscal year ended March 31, 2020 and its negative effect on debtors and JBIC’s operations. Please provide an update that describes how COVID-19 has affected JBIC’s operations including its ability to collect on its loans.

Response:

In response to this comment, the following section will be added after the section entitled “Japan Bank for International Cooperation—Operations” on pages 5 – 6 of the Registration Statement to provide an update that describes how COVID-19 has affected JBIC’s operations, including its ability to collect on its loans:

“Recent Developments

Response to COVID-19 and Establishment of Growth Investment Facility

•

Appropriate monitoring of existing projects and debtors. The increasing spread of respiratory disease, referred to as COVID-19, caused by a new strain of coronavirus (SARS-CoV-2), in the fourth quarter of the fiscal year ended March 31, 2020 caused changes in the economic environment and increased uncertainty, which in turn negatively affected debtors by worsening their economic situations, caused delays in projects and had other effects on JBIC’s operations. Taking into account the characteristics of JBIC’s loan portfolio, JBIC will appropriately monitor the business situation and its forecast of its ability to collect on its loans, including by using its credit concentration management and predictive management frameworks.

•

Supporting overseas activities of Japanese companies based on Japanese government economic policy. On January 30, 2020, JBIC established its Growth Investment Facility, which was announced as part of the “Comprehensive Economic Measures to Create a Future with Security and Growth” approved by the cabinet on December 5, 2019. The Growth Investment Facility comprises two windows: (1) the Facility Window for the Development of Quality Infrastructure for Environmental Preservation and Sustainable Growth (“QI-ESG Window”) and (2) the Facility Window for Supporting Japanese Companies’ Overseas Business Expansion (“Overseas Business Expansion Window”). The Growth Investment Facility expands JBIC’s Global Facility to Promote Quality Infrastructure Investment for Environmental Preservation and Sustainable Growth (“QI-ESG”), which was launched in July 2018, to provide Japanese companies with support relating to overseas mergers and acquisitions as well as support for overseas expansion relating to restructuring of global value chains and the development of high-quality infrastructure. On April 30, 2020, as part of the emergency economic measures in response to the COVID-19 outbreak announced by the Prime Minister of Japan on April 20, 2020, JBIC expanded the operations of its Growth Investment Facility to permit financing to Japanese companies for eligible projects and investments in cases where the ability to obtain financing was affected by COVID-19 or where the project or investment is related to the prevention of COVID-19 or strengthening the response to infectious diseases in general including COVID-19. Eligible projects and investments under these newly expanded operations include overseas mergers and acquisitions, natural resources finance, restructuring of global value chains and projects and investments that contribute to the reduction of greenhouse gas emissions or protection of the environment.

On July 8, 2020, JBIC announced that, in accordance with the “Cabinet Order for Partial Revision to the Enforcement Order of the Japan Bank for International Cooperation Act” approved by the Cabinet Office on July 3, 2020, and public notices issued by the Ministry of Finance on July 8, 2020, JBIC will provide the financial support to the overseas business of Japanese companies affected by the COVID-19 pandemic under its Overseas Investment Loan framework, in the form of (1) loans and guarantees for business that Japanese companies, including mid-tier enterprises and small and medium-sized enterprises, are conducting in developed countries and (2) loans to domestic Japanese companies for their overseas business. This financing facility will be available provisionally until June 30, 2021.

•

Effect of COVID-19 on JBIC’s operations. With respect to the effect of the COVID-19 pandemic on JBIC’s results of operations, including its ability to collect on its loans, the spread of COVID-19 has had an adverse effect on the governments and economies of the countries and regions in which JBIC has made loans, as well as individual borrowers thereof. Whether a borrower is categorized as substantially or potentially bankrupt is determined in consideration of the information currently available to JBIC. JBIC has, including in connection with the six months ended September 30, 2020, recorded what it believes is an appropriate amount as an allowance for loan losses.”

Business, page 11

2.

For each major category of loans, to the extent possible, please disclose the average yield or include disclosure regarding the range of interest rates for such category of loans or advise us why such disclosure is not necessary.

Response:

In response to this comment, the following paragraph will be added to the section entitled “Japan Bank for International Cooperation—Operations” on page 4 of the Registration Statement to provide, for each of the General Account and the Special Account, the average yield for loans:

“Average Yield in the JBIC Operations

With respect to the account for Ordinary Operations, the average yield of loans made by JBIC was 3.04% as of March 31, 2020 and 1.96% as of September 30, 2020. With respect to the account for Special Operations, the average yield of loans made by JBIC was 5.03% as of March 31, 2020 and 5.14% as of September 30, 2020. The spread of each loan made by JBIC depends on the purpose of the loan, maturity date and the borrower.”

Loan Balances of the JBIC Operations by Remainder of Term, page 15

3.	For each group, please describe whether interest rates are predetermined, floating or adjustable, or advise.

Response:

In response to this comment, the following paragraph will be added to the section entitled “Japan Bank for International Cooperation—Operations—Average Yield in the JBIC Operations” on page 4 of the Registration Statement to provide a description of whether interest rates are predetermined, floating or adjustable:

“As a general matter, JBIC currently makes loans at fixed or floating interest rates, based on the request of the borrower, regardless of the term of the loan.”

Special Operations, page 4

4.

We note your disclosure on page 4 that the JBIC Act was amended to enhance JBIC’s capacity to finance overseas infrastructure projects through newly established Special Operations. We also note your disclosure on page 10 that describes in Ordinary Operations, several projects that support Japanese companies in overseas business expansion in connection with infrastructure and other projects. Please revise to describe in greater detail when projects are classified as Special Operations.

Response:

In response to this comment, the following paragraphs will be added after the first paragraph of “Japan Bank for International Cooperation—Operations—Special Operations” on page 3 of the Registration Statement to describe in greater detail when projects are classified as Special Operations:

“The Special Operations enable JBIC to finance overseas infrastructure projects with risks that JBIC is unable to assume under the Ordinary Operations. Under the Special Operations, JBIC considers projects that involve risks new to JBIC, to the extent that JBIC is in a good position to control or mitigate such risk throughout the tenor of the financing by way of close dialogue with the host-country government. As part of the due diligence for providing financing under the Special Operations, JBIC takes into account the credit policy of other financial institutions for comparable cases. JBIC also requires appropriate risk sharing among the parties involved and endeavors to mobilize adequate private funding to the relevant project.

Examples of projects under the Special Operations include finance for governments, government agencies or local governments with a risk profile that does not fall into the scope of the Ordinary Operations and finance for public-private partnerships with the principal cash-flow entailing the risk of fluctuations in demand.”

Allowance for Loan Losses of the JBIC Operations, page 16

5.	JBIC provides an allowance for possible loans losses pursuant to the relevant cabinet order and related regulations. Please describe the factors involved to make this determination.

Response:

In response to this comment, the following section will be added after the section entitled “Japan Bank for International Cooperation—Operations—Special Operations—Average Yield in the JBIC Operations” on pages 4 – 5 of the Registration Statement to provide a description of the factors involved to make an allowance for possible loans losses pursuant to the relevant cabinet order and related regulations:

“Allowance for Loan Losses of the JBIC Operations

The JBIC Group provides an allowance for possible loan losses, pursuant to the relevant cabinet order and related regulations.

Allowance for loan losses is recognized in accordance with internally established standards.

The allowance for claims on debtors who are legally bankrupt (“bankrupt borrowers”) or substantially bankrupt (“substantially bankrupt borrowers”) is provided based on the outstanding balance after the write-offs described as below and the deductions of the amount expected to be collected through the disposal of collateral and the execution of guarantees. The allowance for claims on debtors who are not legally bankrupt but are likely to become bankrupt (“potentially bankrupt borrowers”) is provided based on an assessment of the overall solvency of the debtors after deducting the amount expected to be collected through the disposal of collateral and the execution of guarantees.

Of potentially bankrupt borrowers with restructured loans and others, (excluding foreign governments and other governmental entities) whose loan exceeds a threshold amount, if it is possible to reasonably estimate cash flows from the collection of principal and the receipt of interest, the allowance for claims on such debtors is provided based on an approach whereby the difference between the amount of cash flows discounted by the original contractual interest rates and the carrying amount of the claims is determined to be the allowance for loan losses (the “cash flow estimation approach”).

The allowance for claims on debtors other than bankrupt borrowers, substantially bankrupt borrowers and potentially bankrupt borrowers is provided primarily in consideration of the expected loss amount over the average remaining periods of loans, and the expected loss amount is calculated primarily based on the probability of default which is based on the actual bankruptcies during a certain period in the past. The allowance for possible losses on specific overseas loans is provided based on the expected loss amount taking into consideration the political and economic situations of these countries.

All claims are assessed initially by the operational departments and subsequently by risk evaluation departments based on internal rules for self-assessment of asset quality. The risk evaluation departments, which are independent from the operational departments, review these self-assessments, and the allowance is provided based on the results of the assessments.

With respect to claims with collateral or guarantees on debtors who are legally or substantially bankrupt, the residual book value of the claims, after deducting of the amount which is deemed collectible through the disposal of collateral or the execution of guarantees is written off. There were no accumulated write-offs as of September 30, 2020. (The accumulated write-offs as of March 31, 2020 amounted to ¥2,897 million ($27 million).)

The spread of COVID-19 has had an adverse effect on the governments and economies of the countries and regions in which JBIC has made loans, as well as individual borrowers thereof. Whether a borrower is categorized as substantially or potentially bankrupt is determined in consideration of the information currently available to JBIC.

According to world economic outlooks issued by certain international organizations, the spread of COVID-19 will continue to have an impact approximately over one year. Currently, however, the allowance for loan losses is provided based on the assumption that the level of the credit risk of outstanding loans and other investments will be the same as the historical level for the near future, and is calculated based on the items including the probability of default that is based on the actual number of bankruptcies during a certain period in the past.

As the future outlook is uncertain, the situation of COVID-19 or its economic impacts may differ significantly from the assumption above. In such a case, the allowance for loan losses may change going forward.”

* * * *

Please direct any questions relating to the foregoing to me at Morrison & Foerster LLP, Shin-Marunouchi Building, 29th Floor, 5-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-6529, Japan, telephone: +81 (3) 3214-6932, e-mail: KHosokawa@mofo.com. We appreciate your consideration of this matter.

Sincerely yours,

/s/ HOSOKAWA Kenji

HOSOKAWA Kenji

cc:	Mr. MASUDA Yusuke
Mr. WATANABE Yosuke
Mr. HIDAKA Yoshitaka
Mr. KAMO Shunsuke
(Japan Bank for International Cooperation)

Mr. TABATA Hidetaka
(Ministry of Finance, Government of Japan)

David M. Lynn
Bryce W. Gray
(Morrison & Foerster LLP)